Exhibit 21.1 – Subsidiaries of PetroQuest Energy, Inc.

Name	Jurisdiction

PetroQuest Energy, L.L.C.[1]	Louisiana

PetroQuest Oil and Gas, L.L.C.[1]	Louisiana

TDC Energy LLC[1]	Louisiana

Pittrans, Inc.[2]	Oklahoma

CSP Pipeline, L.L.C.[3]	Louisiana

Sea Harvester Energy Development Company, L.L.C.[4]	Louisiana

[1]	100% owned by PetroQuest Energy, Inc.

[2]	100% owned by PetroQuest Energy, L.L.C.

[3]	89.968% owned by TDC Energy LLC

[4]	92% owned by TDC Energy LLC